Mail Stop 3561

August 5, 2008

Robert Wilson, President
Desert Gateway, Inc.
414 S.E. Washington Blvd., #102
Bartelsville, OK 740006

Re: Desert Gateway, Inc.
   Registration Statement on Form 10
   Filed June 27, 2008
   File No. 0-53293

Dear Mr. Wilson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Please note that the filing will go effective automatically sixty days after filing and the registrant should consider withdrawing the registration statement before it goes effective with material deficiencies, as appropriate.

General

1. We note the statement on page five that all American Merchant shareholders became shareholders of Desert Gateway in the 2008 reorganization, and that Desert Gateway "was essentially spun-off of American Merchant." In your cover

letter, please advise us of the basis, under the Securities Act of 1933, for the spin-off of Desert Gateway securities to shareholders of American Merchant without registration under the Securities Act. We may have further comment.

Item 1A. Risk Factors, page 13

2. We note the statement in risk factor 16 that "If we are later determined to be a so-called 'blank check' company…" It appears that you are a blank check company within the meaning of Rule 419 and that any resales would require registration in an offering subject to Rule 419. Please revise risk factor 16 and similar statements elsewhere to provide affirmative disclosure that you are a blank check company within the meaning of Rule 419 and that any resales would require registration in an offering subject to Rule 419.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As a response to this letter, please provide, in writing, a statement from the company acknowledging that

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Susann Reilly at (202) 551-3236 or Jim Lopez, who supervised the review of your filing, at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: John Heskett
        Fax (918) 336-3152